September 26, 2008

VIA EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	IDI Global Inc. Form 10-KSB for the Year Ended December 31, 2007 Filed on May 02, 2008 File No. 000-30245

Dear Ms. Collins:

Reference is made to the letter dated July 31, 2008 to Mr. Steve Weatherly, a Consultant performing services commonly performed by a CFO of IDI Global, Inc. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced Form 10-KSB for the year ended December 31, 2007, filed with the Securities and Exchange Commission (the “Commission”) on May 02, 2008.

In accordance with our conversations with the Staff, the Company will provide its response to the Staff by October 10, 2008.

Should you have any questions regarding this letter, please do not hesitate to contact me at (435) 225-5050.

                 Sincerely,

                 /s/ Kevin R. Griffith

                 Kevin R. Griffith

cc:   Steve Weatherly